Exhibit 21.1

SUBSIDIARIES OF WHITEHORSE FINANCE, INC.

Name	Jurisdiction
WhiteHorse Finance Warehouse, LLC	Delaware
WhiteHorse Finance Credit I, LLC	Delaware
WhiteHorse Finance (CA), LLC	Delaware
WhiteHorse Crews of California Holding, Inc.	Delaware
WhiteHorse Nicholas & Associates Holding, Inc.	Delaware
WhiteHorse Pinnacle Management Holding, Inc.	Delaware
WHF PMA Holdco Blocker, LLC	Delaware